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February 21, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0308

Attention: David L. Orlic, Special Counsel

RE:	CommonWealth REIT Definitive Additional Soliciting Materials on Schedule 14A Filed February 18, 2014
File No. 001-09317

Dear Mr. Orlic:

On behalf of CommonWealth REIT (the “Company”), please find below the response of the Company to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter dated February 19, 2014, in connection with the above-captioned definitive additional soliciting materials (the “Presentation”) of the Company.  For the convenience of the Staff, we have also sent to you a paper copy of this letter.

Your numbered comment with respect to the Presentation, as set forth in your letter dated February 19, 2014, has been reproduced below in italicized text.  The Company’s response thereto is set forth immediately following the reproduced comment.

A successful consent solicitation to remove the entire CWH board…., page 40

1.                                      We note your statement that the SEC might bring sanctions or an enforcement action against the company if the Related/Corvex consent solicitation is successful. In future filings, please refrain from making statements as to the possible reaction of the SEC to a successful solicitation by Related/Corvex. Furthermore, whenever referring to the possible reaction of the NYSE to a successful solicitation by Related/Corvex, please balance any statements regarding delisting

United States Securities and Exchange Commission

February 21, 2014

procedures with a full and fair representation of the possible timeline for any such procedure, and contrast that with the timeline for electing a new board of trustees.

Company Response:  The Company will be mindful of the Staff’s comment in future filings.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

cc:                                Michele Anderson

Securities and Exchange Commission

Adam D. Portnoy

CommonWealth REIT

Brian V. Breheny

Skadden, Arps, Slate, Meagher & Flom LLP

Richard J. Grossman

Skadden, Arps, Slate, Meagher & Flom LLP